SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. __)

A-MARK PRECIOUS METALS, INC.
_____________________________________________________________________________
(NAME OF ISSUER)

Common Stock, Par Value $0.01 Per Share
_____________________________________________________________________________
(Title of Class of Securities)

00181T 107
_____________________________________________________________________________
(CUSIP NUMBER)

Jeffrey D. Benjamin
c/o A-Mark Precious Metals, Inc.
429 Santa Monica Blvd., Suite 230,
Santa Monica, CA 90401
(310) 587-1477

__________________________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 14, 2014
_____________________________________________________________________________
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 00181T107	13D

1		NAME OF REPORTING PERSONS Jeffrey D. Benjamin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER [741,389 plus _________1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER [741,389 plus _________1]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON [741,389 + __________]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) [___%]
14	TYPE OF REPORTING PERSON IN

[1]
This number should be the number of stock options granted to Mr. Benjamin to replace the 100,000 exercisable stock options relating to Spectrum Group International, Inc. common stock (but not the replacement options for 400,000 SGI stock options not exercisable (currently or within 60 days).

SCHEDULE 13D

This Schedule 13D is dated as of, and filed with the Securities and Exchange Commission on, March 20, 2014.

Item 1.    Security and Issuer

This statement on Schedule 13D (the “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of A-Mark Precious Metals, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 429 Santa Monica Blvd., Suite 230, Santa Monica, CA 90401.

Item 2.	Identity and Background

(a)        This Statement is being filed by Jeffrey D. Benjamin (the “Reporting Person”).

(b)        The address of the Reporting Person is c/o A-Mark Precious Metals, Inc., 429 Santa Monica Blvd., Suite 230, Santa Monica, CA 90401.

(c)    The Reporting Person is a Senior Advisor to Cyrus Capital Partners, L.P., located at 399 Park Ave, New York, NY 10022.

(d)-(e)  During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds

The Reporting Person, who is a beneficial owner of common stock of Spectrum Group International, Inc. (“SGI”), is filing this Schedule 13D to report the acquisition of beneficial ownership of the Issuer’s Common Stock as a result of the distribution (the “Distribution”) by SGI to its stockholders on a pro rata basis of all of the outstanding shares of Common Stock of the Issuer on March 14, 2014, as more fully described in the Issuer’s Prospectus filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on February 13, 2014 and Prospectus Supplements filed by the Issuer with the SEC on February 27, 2014 and February 28, 2014 (together, the “Prospectus”). Pursuant to the Distribution, a holder of SGI common stock received one share of Common Stock for each four shares of SGI common stock held, for no consideration. In addition, as described in the Prospectus, the Issuer has issued compensatory stock options to Mr. Benjamin to replace certain compensatory stock options previously granted by SGI.

Item 4.    Purpose of the Transaction

The securities of the Issuer acquired by the Reporting Person were acquired for investment purposes. The Reporting Person is the Chairman of the Board and a director of the Issuer, and therefore would be deemed to be a control person with respect to the Issuer. Depending upon market conditions and other factors that the Reporting Person may deem material to his investment decision, such Reporting Person may make purchases of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by him at any time. The Reporting Person may from time to time review or reconsider his position with respect to the Issuer or formulate plans or proposals with respect to any matter referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D, but has no present intention of doing so.

Item 5.	Interest in Securities of the Issuer

(a), (b) and (c).     As a result of the Distribution, the Reporting Person has beneficial ownership of _____ shares of Common Stock (___% of the outstanding class). The Reporting Person has the currently exercisable right to acquire beneficial ownership (as sole voting and sole dispositive power) of ______ shares of Common Stock, pursuant to a stock option. Such stock options was granted effective March 19, 2014 by the Issuer to replace certain cancelled stock options previously granted by SGI. In addition to the portion of the option that is currently exercisable, the stock option will become exercisable for an additional ____ shares, as to 25% of such additional shares on October 25 in each of 2014, 2015, 2016 and 2017.

Percentages of the outstanding class of Common Stock set forth in this Item 5 are based on 7,402,663 shares of Common Stock estimated by the Issuer to be distributed in the Distribution and outstanding immediately thereafter, as of March 14, 2014, in the Issuer’s Prospectus Supplement filed with the SEC on February 28, 2014, and applicable provisions of Rule 13d-3.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Information regarding stock options held by the Reporting Person, as set forth in Items 3 and 5(a) – (c) above, is incorporated by reference into this Item.

Item 7.    Material to be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March __, 2014 ______________________ Jeffrey D. Benjamin